United States securities and exchange commission logo





                            January 5, 2023

       Dinggui Yan
       Chief Executive Officer
       Jiayin Group Inc.
       18th Floor, Building No. 1
       Youyou Century Plaza
       428 South Yanggao Road
       Pudong New Area, Shanghai 200122
       People's Republic of China

                                                        Re: Jiayin Group Inc.
                                                            Form 20-F for the
fiscal year ended December 31, 2020
                                                            Filed April 30,
2021
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38806

       Dear Dinggui Yan:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 3, 2022 letter.

       Form 20-F for the fiscal year December 31, 2021

       Item 3. Key Information, page 7

   1. We note your response to prior comment 1 and your revised proposed disclosure that
                                                        '   China    or the
PRC    refers to the People   s Republic of China, including, for the
                                                        purposes of your annual
report only, Hong Kong and Macau, unless referencing specific laws and regulations
adopted by the People   s Republic of China and other legal and tax
                                                        matters applicable only
to mainland China;    PRC subsidiaries    and    PRC entities    refer to
                                                        entities established in
accordance with laws and regulations of mainland China.'
 Dinggui Yan
Jiayin Group Inc.
January 5, 2023
Page 2
          Although you may not have material business operations in Hong Kong, considering that the transfer of cash between Jiayin Group, Inc. and onshore PRC operations would flow through Geerong (HK) Limited, a Hong Kong LLC, please enhance your disclosures to:

                Describe any restrictions or limitations of transferring cash out of Hong Kong; and
                State that if Geerong (HK) Limited is not able to transfer cash out of Hong Kong, you will not be able to fund operations in other regions or have it available to distribute to your investors.

         Provide us with your proposed disclosure.
      You may contact Michelle Miller at 1-202-551-3368 or Mark Brunhofer at 1-202-551-
3638 with any questions.



FirstName LastNameDinggui Yan                                    Sincerely,
Comapany NameJiayin Group Inc.
                                                                 Division of
Corporation Finance
January 5, 2023 Page 2                                           Office of
Finance
FirstName LastName